Letter from the CEO

Dear Shareholders,

Our motto, Growth with Integrity, reflects the commitment of your board and management team to creating value with honesty and integrity. We were thrown some curve balls last year but handled them with aplomb thanks in part to our pursuit of excellence throughout the organization. Our positive ethics and philosophy of continuous improvement are key principles on which Endeavour was founded.

The health and safety of our people has always been a top priority for us. Sadly, we experienced two fatal accidents at our mining operations in early 2014. In addition to immediately closing the two affected mine areas, and conducting investigations to ascertain the causes of these two accidents, we also put every employee through our rigorous safety training program once again at each mine.

We then brought in external safety experts to complete a company-wide independent assessment of our safety risks and provide more intensive safety training at each mine site. As a result, our safety performance improved significantly over the course of 2014 resulting in a 22% reduction in the reportable injury frequency rate.

Endeavour became a leader in the silver mining sector by repeatedly executing a challenging but rewarding business strategy of acquiring, modernizing and expanding old silver mines in historic mining districts. The Company once again rose to the challenge in 2014, meeting our annual silver production and cost guidance and delivering our 10th consecutive year of record silver production. We are focused on building a sustainable business and creating short- and long-term value for stakeholders.

Last year we produced a record 7.2 million ounces of silver led by the performance of the Guanaceví mine which produced 1 million ounces above plan. The marked improvement of our El Cubo mine in the fourth quarter allowed us to meet our goal of ramping up mine output to fill the El Cubo plant to capacity by year-end. The Bolañitos mine operated steadily at capacity throughout the year and readily met its operating guidance.

Falling precious metal prices continued to beset the mining industry in 2014 and were primarily responsible for our reduced financial performance. Lower metal prices resulted in lower revenue, operating cash flow and earnings. Although cash costs crept 6% higher to $8.36 per ounce of silver, net of gold credits, we were able to reduce all-in sustaining costs (AISC), net of gold credits, by 8% to $16.87 per ounce in 2014.

We continue to optimize our mining operations in 2015 in order to ensure that each mine generates positive operating cash flow through this current metal price downturn. An aggressive new mine plan was recently developed for our higher cost El Cubo mine in order to once again reduce unit operating costs. As a result, we raised our production guidance to 6.3 – 7.0 million oz silver and 60,000-66,000 oz gold for 2015.

Our exploration team successfully replaced silver reserves and grew silver resources in 2014, quite a feat given the lower metal prices and shorter estimation period. The emerging new high-grade silver-gold discovery at the Terronera project (formerly called San Sebastián but renamed to differentiate it from another advanced silver mine project with the same name in Mexico) appears to represent the next phase of growth for the company.

Terronera has a very good chance to become our next mine. It is well located near Puerto Vallarta, close to infrastructure, readily accessible by road, and lies within an historic mining district that has substantial exploration upside. We made the initial discovery in 2012 and last year, we completed a major infill drilling program, upgraded the resources and initiated the mine engineering. Also in 2014 we received approval of the Manifestacion de Impacto Ambiental, or MIA (similar to an environmental impact assessment) which forms the umbrella over all the other permits required for operating a mine in Mexico. In 2015, we will complete a pre-feasibility study, seek operating permits and evaluate financing alternatives to build a 1,000 tonne per day, high-grade, underground mine within a 2,000 tonne per day footprint to allow for potential future expansion.

We continued to expand and improve our social and environmental programs last year. All three of our mines were awarded the distinction of Socially Responsible Company (Empresa Socialmente Responsible), an annual certification by the Mexican Philanthropy Centre (CEMEFI) and the Alliance for Social Responsibility in Mexico. Additionally in 2014, Bolañitos and El Cubo received a Promoting Environmental Culture award from the Institute of Ecology of the state of Guanajuato. and initiated the mine engineering.

A renewed focus was placed on the management of waste at all our sites, including the auditing of credentials within the waste management supply chain, revision of standards, and increased integrity in the evaluation in waste management suppliers. In 2014, we rehabilitated over twenty-one hectares of land across our operations as part of our ongoing environmental remediation program, including the planting of 44,000 trees!

We remain committed to making a positive difference in peoples’ lives and creating lasting benefits in the communities where we work. The heart and soul of any company lies with its dedicated shareholders and employees, and I would personally like to thank each and every one of you for your loyalty and commitment to continue making our company a success. Let’s make 2015 our best year yet!

Bradford Cooke
Chief Executive Officer
March 24, 2015